FOLEY & LARDNER LLP ATTORNEYS AT LAW

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June 10, 2005	WRITER’S DIRECT LINE 813.225.4122 ccreely@foley.com Email 037203-0102

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Accentia Biopharmaceuticals, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File Number 333-122769

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”), we are transmitting herewith Amendment No. 3 (“Amendment No. 3”) to the Form S-1 Registration Statement that was originally filed by the Company on February 11, 2005 and amended by Amendment No. 1 on April 6, 2005 and Amendment No. 2 on May 16, 2005 (the “Registration Statement”). Enclosed supplementally with the hard copy of this letter are three clean copies of Amendment No. 3, as well as three blacklined copies of Amendment No. 3 showing the differences between Amendment No. 2 and Amendment No. 3.

The following are the Company’s responses to the Staff’s comments to Amendment No. 2 to the Registration Statement, as set forth in the Staff’s letter of June 3, 2005. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Risk Factors

1.	Please include a stand-alone risk factor which addresses the Biovest matter discussed in the Legal Proceedings section on page 117.

RESPONSE: In response to this comment, the Company has added a new risk factor regarding the Biovest matter beginning on page 33 of Amendment No. 3. This new risk factor is entitled “Some of the minority stockholders of our Biovest subsidiary have indicated that they believe that they have a claim against Biovest and/or our company in connection with the investment agreement between us and Biovest.”

Securities and Exchange Commission

June 10, 2005

We cannot be certain that we will receive “Fast-Track” status from the FDA…, page 12

2.	Please revise the discussion to clarify that even if you receive “Fast-Track” designation, the FDA may deny regulatory approval for SinuNase.

RESPONSE: In response to this comment, the Company has added the following sentence to the end of this risk factor: “Even if Fast-Track status is granted, the FDA may deny regulatory approval of SinuNase.” Please see page 12 of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Fair value determination of privately-held equity securities, page 56

3.	We note your response to prior comment 22. We note that you have deleted several references indicating that the subject valuations were determined by an independent third party. However, there is still one reference remaining to independent valuations in the first paragraph. If the reference to the independent valuation is retained, you should name the firm and provide a consent.

RESPONSE: In response to this comment, the Company has removed the remaining “independent” from the first paragraph under the caption “Fair value determination of privately-held equity securities.” Please see page 57 of Amendment No. 3.

Liquidity and Capital Resources

Contractual Obligations and Off-Balance Sheet Arrangements, page 77

4.	We note your response to prior comment 6. However, we were unable to locate additional disclosures related to future payments to Arius. Please advise us where this information can be found.

RESPONSE: As discussed with the Staff telephonically, the Company advises the Staff that future payments to Arius are included in the aggregate numbers appearing in the following sentence: “While we cannot predict when and if such events will occur, depending on the successful achievement of such scientific, regulatory, and commercial milestones, we may owe up to $2.0 million and $4.6 million in fiscal years 2005 and 2006, respectively.” This sentence appears in the first paragraph under the contractual commitment table on page 79 of Amendment No. 3.

Securities and Exchange Commission

June 10, 2005

Description of Capital Stock

Warrants, page 143

5.	Please state the expiration date for the warrants issued to Laurus Master Fund, Ltd. And whether and how the expiration date on the warrants may be extended. Also, please clarify whether the warrants are callable and, if so, how and when you can call the warrants.

RESPONSE: In response to this comment, the Company has added disclosure on page 147 of Amendment No. 3 in the paragraph discussing the Laurus warrant. The new disclosure sets forth, among other things, the expiration dates for the Laurus warrant and the fact that, although the warrant cannot be redeemed for cash, the Company can require Laurus to exercise the warrant under specified circumstances.

Accentia Biopharmaceuticals, Inc. and Subsidiaries Consolidated Financial Statements

6.	The proforma balance sheet indicates a date of September 30, 2005. It appears this should indicate March 31, 2005. Please revise.

RESPONSE: In response to this comment, the Company has corrected the date on the pro forma column on page F-6 of Amendment No. 3 to reflect a date of March 31, 2005.

Notes to Consolidated Financial Statements

Note 3. Acquisitions and dispositions, page F-27

7.	We note your response to prior comment 12. Please explain to us supplementally how the pro rata amount for intangible assets of $5,626,000 is reflected in the purchase price of ($2,859,000) in the table below.

RESPONSE: The Company supplementally advises the Staff that the process for allocating the purchase price of the intangibles acquired in the Biovest acquisition consisted of the following steps (a) valuing the identifiable individual intangible assets acquired, representing a total value of $24.9 million, (b) arriving at a purchase price of ($2,859,000) by taking Biovest’s book value (basis) in the Biovest assets and calculating the amount by which Biovest’s liabilities (deemed to be assumed liabilities by us) exceeded such basis, (c) adding the excess amount ($2,589,000) to the identified book value of the intangible assets on the books of Biovest at the acquisition date ($2,767,000), and then allocating this total amount ($5,626,000) to the intangibles based on the respective percentage of the total appraised value of those assets.

Securities and Exchange Commission

June 10, 2005

Note 6. Other intangible assets, page F-33

8.	Clarify the nature of each asset under development. If the asset is the right to distribute a product being developed by a third party so state. If the asset is a technology that has alternative future use so state and indicate the alternative future use. Explain how you are using or will use the technology and why those assets are not being amortized currently. Enhsure the description used here allows a reader to relate each asset to discussions of the project in other parts of the registration statement. Clarify those projects that are being developed by you from those under development by others. For those assets related to generic drugs explain why amortization has not yet begun on assets acquired in fiscal 2003 and 2004, that is, explain why development is taking so long on a generic product. Disclose why you believe none of these intangible assets have become impaired.

RESPONSE: In response to this comment, the Company has revised the table appearing on page F-37 of Amendment No. 3 to include a product-by-product description of the matters identified in this comment with respect to the products under development. Please be advised that the product-specific information is included in footnotes below the table.

9.	We note your response to prior comment 18. It appears as though the products under development should be amortized in accordance with paragraph 11 and 12 of SFAS 142. Since the pattern in which the economic benefits of the intangible asset will be consumed cannot be readily determined, a straight-line amortization method should be used beginning at the time the intangible asset was acquired. The useful life of an intangible asset begins on the date of acquisition. Please revise or advise.

RESPONSE: Please be advised that, in response to this comment, the Company has restated the consolidated financial statements of Accentia Biopharmaceuticals, Inc. and subsidiaries, as set forth in Amendment No. 3, to provide for the amortization of the product rights associated with the products under development. The nature of the restatement is described in Note 6 (see page F-33 of Amendment No. 3) and Note 20 (see page F-68 of Amendent No. 3) of the Accentia consolidated financial statements.

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Securities and Exchange Commission

June 10, 2005

Please do not hesitate to contact the undersigned at (813) 225-4122 if you have any questions or comments regarding the foregoing responses or the Registration Statement.

Very truly yours,

/s/ Curt P. Creely
Curt P. Creely

Enclosures